Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2015

• Quarterly Net Revenues up by 45.3% Year-Over-Year

• Quarterly Income from Operations up by 43.4% Year-Over-Year

•Quarterly Net Income Attributable to TAL up by 42.0% Year-Over-Year, Non-GAAP Net Income Attributable to TAL up by 38.1% Year-Over-Year

(Beijing—July 23, 2015)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2016 ended May 31, 2015.

Highlights for the First Quarter of Fiscal Year 2016

•                  Net revenues increased by 45.3% year-over-year to US$129.4 million from US$89.0 million in the same period of the prior year.

•                  Income from operations increased by 43.4% to US$19.6 million from US$13.7 million in the same period of the prior year.

•                  Non-GAAP income from operations increased by 39.3% to US$24.7 million from US$17.7 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 42.0% year-over-year to US$19.0 million from US$13.4 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.1% year-over-year to US$24.0 million from US$17.4 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.24 and US$0.23, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.30 and US$0.28, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$631.5 million as of May 31, 2015, compared to US$491.4 million as of February 28, 2015.

•                  Total student enrollments increased by 47.6% year-over-year to approximately 412,120 from approximately 279,200 in the same period of the prior year.

•                  Total physical network consisted of 303 learning centers as of May 31, 2015, increased from 289 as of February 28, 2015.

Financial and Operating Data—First Quarter of Fiscal Year 2016

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2014	2015	Pct. Change
Net revenues	89,026	129,387	45.3%
Net income attributable to TAL	13,350	18,954	42.0%
Non-GAAP net income attributable to TAL	17,390	24,019	38.1%
Operating income	13,667	19,600	43.4%
Non-GAAP operating income	17,706	24,666	39.3%
Net income per ADS attributable to TAL — basic	0.17	0.24	40.1%
Net income per ADS attributable to TAL — diluted	0.17	0.23	37.8%
Non-GAAP net income per ADS attributable to TAL — basic	0.22	0.30	36.3%
Non-GAAP net income per ADS attributable to TAL — diluted	0.22	0.28	31.5%
Total student enrollments	279,200	412,120	47.6%

“First quarter revenue exceeded our expectation due to very strong growth in cities other than Beijing. We also achieved over 40% year-on-year growth in both operating income and net income growth even though we opened 14 new learning centers on a net basis in the first quarter. We expect this strong business momentum to continue in the second quarter,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“When we look at the revenue contribution from small class in the cities we generate most revenue from, we see how our revenue base is becoming more broadly spread over a larger number of cities, reflecting the rapid and healthy development of our core small class business. In the first quarter, the top five cities in terms of revenue contribution accounted for an aggregate of 72% of small class revenues. In the same period last year, the top 5 cities contributed 80%,” Mr. Zhang added. “This robust start in our business and operations for Fiscal Year 2016 supports our ongoing plans to gain long-term leverage in the future education business models. From our company’s early beginnings we have firmly believed that innovation and change in education is part and parcel of our business, and we want to be right at the cusp of where education meets technology.”

Mr. Rong Luo, Chief Financial Officer, said, “We achieved a very solid quarter on all financial metrics, with a top line performance that is mostly enrollment driven. We saw strong enrollment growth in small class in the first quarter as well as a record high number of online student enrollments, which for the first time reached 20% of all enrollments.”

Financial Results for the First Quarter of Fiscal Year 2016

Net Revenues

In the first quarter of fiscal year 2016, TAL reported net revenues of US$129.4 million, representing a 45.3% increase from US$89.0 million in the first quarter of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 47.6% to approximately 412,120 from approximately 279,200 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses. The increase in net revenues was partially offset by a decrease in our average selling price (ASP), which decreased by 1.5% to US$314 in the first quarter of fiscal year 2016 from US$319 in the first quarter of fiscal year 2015. The decrease in ASP was mainly because the increases in the hourly rate of the small class course offerings were offset by more enrollment contribution from online courses.

Operating Costs and Expenses

In the first quarter of fiscal year 2016, operating costs and expenses were US$109.8 million, a 45.5% increase from US$75.5 million in the first quarter of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$104.7 million, a 46.6% increase from US$71.4 million in the first quarter of fiscal year 2015.

Cost of revenues increased by 46.2% to US$61.0 million from US$41.7 million in the first quarter of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 46.2% to US$61.0 million, from US$41.7 million in the first quarter of fiscal year 2015.

Selling and marketing expenses increased by 34.1% to US$15.3 million from US$11.4 million in the first quarter of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 35.5% to US$14.8 million, from US$10.9 million in the first quarter of fiscal year 2015. The increase of selling and marketing expenses in the first quarter of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 49.8% to US$33.6 million from US$22.4 million in the first quarter of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 53.8% to US$29.0 million, from US$18.9 million in the first quarter of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 25.4% to US$5.1 million in the first quarter of fiscal year 2016 from US$4.0 million in the same period of fiscal year 2015.

Gross Profit

Gross profit increased by 44.5% to US$68.4 million from US$47.3 million in the first quarter of fiscal year 2015.

Income from Operations

Income from operations increased by 43.4% to US$19.6 million from US$13.7 million in the first quarter of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 39.3% to US$24.7 million from US$17.7 million in the first quarter of fiscal year 2015.

Other Income / (Expense)

Other income was US$1.4 million for the first quarter of fiscal year 2016, compared to other expense of US$0.3 million in the first quarter of fiscal year 2015. Other income for the first quarter of fiscal year 2016 was mainly due to exchange gains. As the Company holds a significant portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$4.8 million in the first quarter of fiscal year 2016, compared to US$2.4 million in the first quarter of fiscal year 2015. The increase was mainly due to the increase in income before tax and effective income tax rate. The effective income tax rate increased mainly because one of TAL’s subsidiaries was entitled to a two-year exemption from enterprise income tax for calendar years 2013 and 2014 as a Newly Established Software Enterprise, and enjoys preferential tax rate of 12.5% for calendar years 2015 through 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 42.0% to US$19.0 million from US$13.4 million in the first quarter of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.1% to US$24.0 million, from US$17.4 million in the first quarter of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.24 and US$0.23, respectively, in the first quarter of fiscal year 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.30 and US$0.28, respectively.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2016 were US$6.3 million, an increase of US$1.9 million from US$4.4 million in the first quarter of fiscal year 2015. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching and mobile network research and development facilities.

Cash, Cash Equivalents, and Term Deposits

As of May 31, 2015, the Company had US$582.2 million of cash and cash equivalents and US$49.3 million of term deposits, compared to US$470.2 million of cash and cash equivalents and US$21.2 million of term deposits as of February 28, 2015.

Deferred Revenue

As of May 31, 2015, the Company’s deferred revenue balance was US$331.3 million, compared to US$235.8 million as of May 31, 2014, representing a year-over-year increase of 40.5%, which was mainly contributed by the tuition revenue collected in advance for the Xueersi Peiyou small class summer and fall semesters.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of fiscal year 2016 are expected to be between US$161.5 million and US$165.2 million, representing an increase of 32% to 35% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2016 ended May 31, 2015 at 8:00 a.m. Eastern Time on July 23, 2015 (8:00 p.m. Beijing time on July 23, 2015).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-906-601
• Mainland China toll free:	400-620-8038
• International toll:	+65-6713-5090
Conference ID:	67555499

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59p.m.U.S. Eastern time, July30, 2015 (11:59 a.m. Beijing time, July 31, 2015).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-9003-4211
Conference ID:	67555499

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2016, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 303 physical learning centers as of May 31, 2015, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period.TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2015	As of May 31, 2015
ASSETS

Current assets
Cash and cash equivalents	$470,157,430	$582,229,255
Term deposits	21,229,763	49,257,825
Restricted cash-current	606,169	290,554
Short-term investment	765,611	10,454,985
Inventory	544,085	286,867
Amounts due from related parties-current	159,502	645,369
Deferred tax assets-current	4,562,034	368,505
Income tax receivable	3,222,529	3,266,847
Prepaid expenses and other current assets	38,185,411	40,081,299
Total current assets	539,432,534	686,881,506
Restricted cash-non-current	3,773,302	3,817,926
Property and equipment, net	93,575,648	100,556,288
Deferred tax assets-non-current	1,708,212	3,934,965
Rental deposit	11,034,812	12,596,223
Intangible assets, net	3,687,255	3,627,720
Goodwill	12,330,326	12,344,542
Amounts due from related parties-non-current	319,005	—
Long-term investments	97,359,075	110,085,613
Long-term prepayments and other non-current assets	9,194,468	21,384,190
Total assets	$772,414,637	$955,228,973

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 4,115,254 and 5,520,074 as of February 28, 2015, and May 31, 2015, respectively)	$4,705,492	$6,423,848
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 154,982,001 and 308,516,631 as of February 28, 2015, and May 31, 2015, respectively)	177,639,939	331,266,132
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of 22,077 and 17,369 as of February 28, 2015, and May 31, 2015, respectively)	22,077	17,369
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 30,106,008 and 32,065,826 as of February 28, 2015, and May 31, 2015, respectively)	43,988,602	45,428,567
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 4,193,507 and 2,167,190 as of February 28, 2015, and May 31, 2015, respectively)	6,136,813	3,035,594
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and May 31, 2015, respectively)	62,100	99,360
Total current liabilities	232,555,023	386,270,870
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 215,764 and 308,767 as of February 28, 2015, and May 31, 2015, respectively)	226,792	331,771
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015,and May 31,2015 respectively)	226,062,006	226,493,058
Total liabilities	458,843,821	613,095,699

TAL Education Group Shareholders’ Equity

Class A common shares	88,372	88,372
Class B common shares	71,456	71,456
Additional paid-in capital	82,479,806	87,545,327
Statutory reserve	18,961,627	18,961,627
Retained earnings	207,522,766	226,476,386
Accumulated other comprehensive income	4,168,548	8,720,631
Total TAL Education Group’s equity	313,292,575	341,863,799
Non controlling interest	278,241	269,475
Total equity	313,570,816	342,133,274
Total liabilities and equity	$772,414,637	$955,228,973

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2014	2015
Net revenues	$89,025,837	$129,386,962
Cost of revenues (note 1)	41,694,239	60,970,912
Gross profit	47,331,598	68,416,050
Operating expenses (note 1)
Selling and marketing	11,372,702	15,251,613
General and administrative	22,412,592	33,579,764
Total operating expenses	33,785,294	48,831,377
Government subsidies	120,259	15,528
Income from operations	13,666,563	19,600,201
Interest income	2,738,024	4,811,906
Interest expense	(302,851)	(1,852,580)
Other (expenses)/ income	(282,110)	1,434,624
Income before provision for income tax and loss from equity method investments	15,819,626	23,994,151
Provision for income tax	(2,447,606)	(4,798,226)
Loss from equity method investments	(28,621)	(254,280)
Net income	13,343,399	18,941,645

Add: Net loss attributable to non controlling interest	6,928	11,975

Total net income attributable to TAL Education Group	$13,350,327	$18,953,620

Net income per common share

Basic	$0.08	$0.12
Diluted	0.08	0.11

Net income per ADS (note 2)

Basic	$0.17	$0.24
Diluted	0.17	0.23

Weighted average shares used in calculating net income per common share

Basic	157,735,146	159,827,876

Diluted	161,601,142	182,809,529

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2014	2015
Cost of revenues	$11,521	$11,129
Selling and marketing	482,434	496,620
General and administrative	3,545,236	4,557,772
Total	$4,039,191	$5,065,521

Note 2: Each ADS represents two Class A common shares

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended May31,
	2014	2015

Net income	$13,343,399	$18,941,645

Other comprehensive (loss)/income, net of tax	(3,355,554)	4,555,292

Comprehensive income	9,987,845	23,496,937

Add: Comprehensive loss attributable to non controlling interest	6,928	8,766

Comprehensive income attributable to TAL Education Group	$9,994,773	$23,505,703

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2014	2015

Cost of revenues	$41,694,239	$60,970,912
Share-based compensation expense in cost of revenues	11,521	11,129
Non-GAAP cost of revenues	41,682,718	60,959,783

Selling and marketing expenses	11,372,702	15,251,613
Share-based compensation expense in selling and marketing expenses	482,434	496,620
Non-GAAP selling and marketing expenses	10,890,268	14,754,993

General and administrative expenses	22,412,592	33,579,764
Share-based compensation expense in general and administrative expenses	3,545,236	4,557,772
Non-GAAP general and administrative expenses	18,867,356	29,021,992

Operating costs and expenses	75,479,533	109,802,289
Share-based compensation expense in operating costs and expenses	4,039,191	5,065,521
Non-GAAP operating costs and expenses	71,440,342	104,736,768

Income from operations	13,666,563	19,600,201
Share based compensation expenses	4,039,191	5,065,521
Non-GAAP income from operations	17,705,754	24,665,722

Net income attributable to TAL Education Group	13,350,327	18,953,620
Share based compensation expenses	4,039,191	5,065,521
Non-GAAP net income attributable to TAL Education Group	$17,389,518	$24,019,141

Net income per ADS
Basic	$0.17	$0.24
Diluted	0.17	0.23
Non-GAAP Net income per ADS(note 3)
Basic	$0.22	$0.30
Diluted	0.22	0.28

ADSs used in calculating net income per ADS
Basic	78,867,573	79,913,938
Diluted	80,800,571	91,404,764

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.